Exhibit 99.1

Date: February 23, 2024	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NUTRIEN LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting

Record Date for Notice of Meeting :	March 20, 2024

Record Date for Voting (if applicable) :	March 20, 2024

Beneficial Ownership Determination Date :	March 20, 2024

Meeting Date :	May 08, 2024

Meeting Location (if available) :	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	67077M108	CA67077M1086

Sincerely,

Computershare

Agent for NUTRIEN LTD.